DEFERRED COMPENSATION PLAN

(Amended and restated, effective as of November 1, 2024)

TABLE OF CONTENTS

Paragraph Title Page No

1. Definitions 2

2. Introduction 5

3. Plan Oversight; Administration and Amendment 5

3.1. Plan Oversight and Operation 5

3.2. Plan Interpretation and Administration 5

3.3. Plan Amendment 5

3.4. Plan Termination 6

4. Election to Defer Payments 6

4.1. Election to Defer 6

4.2. Current Independent Board Members 6

4.2.a. Newly Elected or Appointed Independent Board Members 6

4.3. Modification or Revocation of Election to Defer 6

5. Beneficiary Designation 6

6. Deferred Payment Account 7

6.1. Crediting Amounts 7

6.2. Change of Investment Designation 7

6.3. Exchange Requests 7

6.4. Plan Participants Serving on Money Market Fund Boards 8

6.5. Plan Participant Electing Installment Payout Option under Section 7.4.a 8

6.5a Alternative Instructions under Section 6.5 8

7. Timing and Manner of Payments 8

7.1. Timing of Payments 8

7.2. Manner of Payment – Lump Sum 8

7.3. Alternative Payment Methods 9

7.4. Death of Plan Participant 9

7.4.a Optional Payment Method upon Death for Post-2004 Deferrals 9

7.5. Disability of Plan Participant 10

7.6. Unforeseeable Emergency 10

7.7. Modification or Revocation for Post-2004 Deferrals 10

7.7.a. Special Transition Rule 11

7.8. Modification or Revocation for Pre-2005 Deferrals 11

8. Miscellaneous 11

1.	DEFINITIONS

1.1.       Administrator. An individual designated by CRMC to process forms and receive Plan related communications from Plan Participants and otherwise assist the Committee in the administration of the Plan.

1.2.       Beneficiary(ies). The person or persons last designated in writing by a Plan Participant in accordance with procedures established by the Committee to receive the amounts payable under the Plan in the event of the Plan Participant’s death. A Plan Participant may designate a Primary Beneficiary(ies) to receive amounts payable under the Plan upon the Plan Participant’s death. A Plan Participant may also name a Contingent Beneficiary(ies) to receive amounts payable under the Plan upon the Participant’s death if there is no surviving Primary Beneficiary(ies).

1.3.       Board(s). The Board of Directors or Trustees of a Fund(s).

1.4.       Committee. A group of Independent Board Members responsible for oversight and operation of the Plan. The Committee must consist of a minimum of three members, each currently serving as an Independent Board Member of at least one Fund. Each Fund, by the affirmative vote of at least a majority of its Board (including a majority of the Fund’s Independent Board Members) shall appoint the initial members of the Committee. Thereafter, the Committee shall determine its membership by majority vote.

1.5.       CRMC. Capital Research and Management Company.

1.6. Date of Crediting. The Date of Crediting for compensation deferred by a Plan Participant will be as soon as administratively practicable after the date such compensation would otherwise be paid.

1.7.       Deferred Payment Account(s). An account established in the name of the Plan Participant on the books of each Fund serviced by the Plan Participant. Such account shall reflect the number of Phantom Shares credited to the Plan Participant under the Plan.

(i)	A Deferred Payment Account will be divided into two separate Deferred Payment Accounts. One account will contain deferrals made prior to January 1, 2005, including any earnings thereon (“pre-2005 deferrals”). The other account will contain deferrals made on or after January 1, 2005, including any earnings thereon (“post-2004 deferrals”).
(ii)	For those participants residing outside the U.S., Deferred Payment Accounts will further be divided into two separate accounts, “U.S.” and “Non-U.S.,” to provide appropriate tax reporting.

1.8.       Disabled or Disability. A Plan Participant is disabled when he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

       1.9.       Election Forms. The three forms listed below as prescribed by the Administrator:

(i)	Beneficiary Designation Form. A form indicating the beneficiary designations of a Plan Participant.
(ii)	Deferral Election Form. A form indicating the compensation to be deferred under the Plan and the timing and manner of distribution. This form must be filed with the Administrator prior to the first day of the calendar year to which it first applies. Notwithstanding the foregoing, any person who is first elected or appointed an Independent Board Member of the Fund may file this form before or within 30 days after first becoming an Independent Board Member.
(iii)	Rate of Return Election Form. A form indicating the percentages of deferrals allocated to each Fund.

1.10.       Fixed Dollar Installment Method. One of the two alternative methods to a lump-sum available for payments under the Plan other than for reasons of death, Disability or Unforeseeable Emergency. The amount of each installment shall equal the fixed dollar amount previously selected by the Plan Participant on the Deferral Election Form. A Plan Participant’s Deferred Payment Account subject to the Fixed Dollar Installment method shall be adjusted by the amount of each such installment payment by reducing the number of Phantom Shares of each Fund credited to the Deferred Payment Account using the net asset values per Class F-2 share as of the last day of the calendar quarter immediately preceding the date of payment. These reductions shall occur proportionately so that, with respect to each such Fund, the ratio of the value of all Phantom Shares of the Fund to the value of the Deferred Payment Account shall remain the same before and after each installment payment.

1.11.       Fund(s). A mutual fund advised by CRMC, collectively the “Funds.”

1.12.       Independent Board Member(s). Directors or trustees, and as applicable, advisory board members and director or trustee emeriti who are not considered “interested persons” of any Participating Fund.

1.13       Money Market Fund. A mutual fund managed by CRMC that invests solely in money market instruments.

1.14.       Participating Funds. Mutual funds managed by CRMC that have adopted the Plan.

1.15.       Permissible Payment Event. A Permissible Payment Event is any one of the following:

(i)	The date specified on the Deferral Election Form by the Plan Participant that is objectively determinable at the time compensation is deferred under the Plan and is at least twenty-four months past the date of the first deferral election made by the Plan Participant; or

(ii)	The date on which the Plan Participant is no longer an Independent Board Member of any Fund; or
(iii)	The date the Plan Participant dies; or
(iv)	The date the Administrator receives notification that the Plan Participant is Disabled; or
(v)	The date the Committee determines that the Plan Participant has an Unforeseeable Emergency; or
(vi)	For pre-2005 deferrals only, a distribution event permissible under the terms of the Plan in effect on January 1, 2004.

1.16.       Phantom Shares. Fictional shares of the Fund(s) that a Plan Participant has selected on the Rate of Return Election Form that have been credited to his or her Deferred Payment Account(s). Phantom Shares shall have the same economic characteristics as actual Class F-2 shares in terms of mirroring changes in net asset value and reflecting corporate actions (including, without limitation, receipt of dividends and capital gains distributions). However, because Phantom Shares are fictional, they shall not entitle any Plan Participant to vote on matters of any sort, including those affecting the Funds.

1.17.       Plan or Deferred Compensation Plan. The deferred compensation plan adopted by the Participating Funds.

1.18.       Plan Participant(s). An Independent Board Member who has elected to defer compensation under the Plan, or is receiving payments under the Plan in respect of prior service as an Independent Board Member.

1.19.       Unforeseeable Emergency. The following events may constitute an Unforeseeable Emergency under the Plan: (i) severe financial hardship of the Plan Participant or his or her Beneficiary(ies) resulting from illness or accident of the Plan Participant or Beneficiary(ies) and such spouses or dependents of the Plan Participant or Beneficiary(ies); (ii) loss of the Plan Participant’s or Beneficiary(ies)’ property due to casualty or (iii) similar extraordinary unforeseeable circumstances beyond the control of the Plan Participant or the Beneficiary(ies). The Committee, in its sole discretion, will determine if the Plan Participant has an Unforeseeable Emergency, after taking into account the extent to which such Unforeseeable Emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Plan Participant's assets (to the extent the liquidation of such assets would not itself cause an Unforeseeable Emergency).

1.20.       Variable Dollar Installment Method. One of the two alternative methods to a lump-sum available for payments under the Plan other than for reasons of death, Disability or Unforeseeable Emergency. The amount of each installment shall be determined for a Deferred Payment Account by multiplying the number of Phantom Shares of a Fund(s) allocated to the Deferred Payment Account by a fraction, the numerator of which shall be one and the denominator of which shall be the then remaining number of unpaid installments (including the installment then to be paid), and multiplying the resulting number of Phantom Shares by the net asset value per

Class F-2 share of such Fund(s) as of the last day of the calendar quarter immediately preceding the date of payment. A Plan Participant’s Deferred Payment Account subject to the Variable Dollar Installment method shall be adjusted by the amount of each such installment payment by reducing the number of Phantom Shares of each Fund credited to the Deferred Payment Account. These reductions shall occur proportionately so that, with respect to each such Fund, the ratio of the value of all Phantom Shares of the Fund to the value of the Deferred Payment Account shall remain the same before and after each installment payment. For this purpose, net asset values per Class F-2 share as of the last day of the calendar quarter immediately preceding the date of payment shall be used in calculating pre- and post-payment values.

2.	INTRODUCTION

With effect on January 1, 2005, each Participating Fund has adopted, by the affirmative vote of at least a majority of its Board (including a majority of its Board members who are not interested persons of the mutual fund), this Plan for Independent Board Members.

3.	PLAN OVERSIGHT; ADMINISTRATION AND AMENDMENT

3.1.       Plan Oversight and Operation. The Committee shall enforce the Plan in accordance with its terms, shall be charged with the general administration of the Plan, and shall have all powers necessary to accomplish its purposes. The Committee may utilize the services of the Administrator to conduct routine Plan administration.

3.2.       Plan Interpretation and Administration. The Committee shall have full discretion to construe and interpret the terms and provisions of the Plan, which interpretation or construction shall be final and binding on all parties, including, but not limited to, the Funds and any Plan Participant or Beneficiary. The Committee shall administer such terms and provisions in a uniform and non-discriminatory manner and in full accordance with any and all laws and regulations applicable to the Plan.

3.3.        Plan Amendment. The Committee may approve any amendment to the Plan; provided, however, (i) that no such amendment shall adversely affect the right of Plan Participants to receive amounts previously credited to their Deferred Payment Accounts; and (ii) each Independent Board Member shall receive notification of any such proposed amendment to the Plan at least ten (10) days prior to the Committee’s consideration of such amendment. Upon receipt of such notification, an Independent Board Member may communicate to the Committee for its consideration any concern or objection to the proposed amendment.

3.4.        Plan Termination. The Committee may recommend to the Boards the termination of the Plan; provided, however, that no such termination shall adversely affect the right of Plan Participants to receive amounts previously credited to their Deferred Payment Accounts.

4.	ELECTION TO DEFER PAYMENTS

4.1.       Election to Defer. Pursuant to the Plan, Independent Board Members may elect to have all or any portion of payment of their compensation deferred as provided herein. An Independent Board Member who elects to participate in the Plan shall file copies of the Election Forms with the Administrator. An Independent Board Member will not be treated as a Plan Participant and no amount will be deferred under the Plan until the Election Forms are received by the Administrator and determined by the Administrator to be complete and in good order.

4.2.       Current Independent Board Members. A deferral election made by a Plan Participant who timely files the Election Forms with the Administrator shall become effective and apply with respect to compensation earned during the calendar year following the filing of the deferral election, and each subsequent calendar year, unless modified or revoked in accordance with the terms of this Plan. During the period from such filing and prior to the effectiveness of such election, the most recently filed and effective Deferral Election Form shall apply to all amounts payable to the Plan Participant under the Plan.

4.2.a.       Newly Elected or Appointed Independent Board Members. Any person who is first elected or appointed an Independent Board Member of the Fund during a calendar year and who timely files the Election Forms with the Administrator may elect to defer any unpaid and future compensation during such calendar year. Unless revoked or modified in accordance with the terms of this Plan, a deferral election made pursuant to this paragraph will apply for each subsequent calendar year after the year of the deferral election.

4.3.       Modification or Revocation of an Election to Defer. A Plan Participant may modify or revoke an election to defer, as to future compensation, effective on the first day of the next calendar year, which modification or revocation shall remain in effect for each subsequent calendar year (until modified or revoked in accordance with the Plan), by filing a new Deferral Election Form with the Administrator prior to the beginning of such next calendar year.

5.	BENEFICIARY DESIGNATION

Each Plan Participant shall designate on the Beneficiary Election Form the Primary and, if applicable, Contingent Beneficiary(ies) he or she desires to receive amounts payable under the Plan in the event of the Plan Participant’s death. A Plan

Participant may from time to time change his or her designated Primary or Contingent Beneficiary(ies) without the consent of such Beneficiary(ies) by filing a new Beneficiary Election Form with the Administrator.

At the time of death of a Plan Participant, if there is no living designated Primary Beneficiary(ies), the designated Contingent Beneficiary(ies), if any, shall be the Beneficiary. If there are no living Primary or Contingent Beneficiary(ies), the Plan Participant’s surviving spouse shall be the Beneficiary. If there is no surviving spouse, the Plan Participant’s estate shall be the Beneficiary.

6.	DEFERRED PAYMENT ACCOUNT

6.1.       Crediting Amounts. A Plan Participant may select one or more Funds in which his or her deferred compensation is invested for purposes of crediting earnings, by filing the Rate of Return Election Form with the Administrator. Any compensation deferred by a Plan Participant shall be credited to his or her Deferred Payment Account on the books of each Fund served by the Plan Participant in the form of Phantom Shares of the Fund(s) that the Plan Participant has selected.

The number of Phantom Shares credited to a Plan Participant’s Deferred Payment Account shall be the number of whole and fractional Phantom Shares determined by dividing the amount of the deferred compensation invested in the particular Fund(s) by the net asset value per Class F-2 share of such Fund(s) as of the Date of Crediting.

6.2.       Change of Investment Designation. A Plan Participant may change the designation of the Fund(s) in which his or her future deferred compensation is invested through the participant website or by filing a revised Rate of Return Election Form with, or by telephoning, the Administrator. The Administrator will confirm promptly in writing to the Plan Participant any change of investment designation accomplished by telephone. Any change of investment designation shall be effective only with respect to compensation deferred after receipt of such request. If a request is received after 1:00pm PT, the change in investment designation will be effective the next business day.

6.3.       Exchange Requests. By contacting the Administrator or using the participant website, a Plan Participant may request to exchange Phantom Shares of one or more Funds previously credited to a Deferred Payment Account for Phantom Shares of another Fund(s) based on their relative net asset values per Class F-2 share next determined. The Administrator will confirm promptly in writing to the Plan Participant any exchange request made by telephone. An exchange request will be effective after receipt of such request. If a request is received after the close of the New York Stock Exchange, the exchange will be effective on the next business day. An exchange request may relate to one or more Deferred Payment Accounts; however, no more than 12 exchange requests will be processed each calendar year for all amounts credited under this Plan to any one Plan Participant. For purposes of this limitation, all exchange requests received in one day shall be treated as one exchange request.

6.4.       Plan Participants Serving on Money Market Fund Boards. Notwithstanding the other provisions of Section 6, a Plan Participant serving on the Board of a Money Market Fund may select only the American Funds U.S. Government Money Market Fund in which his or her compensation is invested for purposes of crediting earnings. In addition, no exchanges will be permitted in a Deferred Payment Account on the books of a Money Market Fund.

6.5.        Plan Participant Electing Installment Payout Option under Section 7.4.a. When a Plan Participant elects the limited installment payout option described in Section 7.4.a, all post-2004 deferrals will be exchanged into the appropriate American Funds Target Date Retirement Fund based upon the age of the surviving spouse Beneficiary at the time of the Participant’s death unless alternative instructions are provided in accordance with Section 6.5.a. Such exchange will occur as soon as administratively practicable, but in no event later than thirty (30) days from the date that the Plan Administrator is notified of the Plan Participant’s death. Once this exchange occurs, no further exchanges will be permitted for post-2004 deferrals.

6.5.a.       Alternative Instructions under Section 6.5. A Plan Participant electing the limited installment payout option described in Section 7.4.a. may instruct the Administrator to exchange all post-2004 deferrals into one or more Funds, rather than the appropriate American Funds Target Date Retirement Fund as provided for in Section 6.5. A Plan Participant may change instructions provided under this Section 6.5.a. no more than 12 times each calendar year. To be effective, such instructions must be received by the Administrator prior to the Plan Participant’s death.

7.	TIMING AND MANNER OF PAYMENTS

7.1.       Timing of Payments. Amounts credited to a Deferred Payment Account under the Plan to a Plan Participant shall be paid to the Plan Participant in accordance with the terms of the Plan only upon the occurrence of a Permissible Payment Event.

7.2.       Manner of Payment – Lump Sum. Upon the occurrence of a Permissible Payment Event, the amount of payment to a Participant shall be determined by multiplying the number of Phantom Shares of a Fund(s) that have been allocated to the Plan Participant’s Deferred Payment Account subject to the Permissible Payment Event, by the net asset value per Class F-2 share of such Fund(s) as of the date of the Permissible Payment Event.

The payment shall be made to the Plan Participant as soon as administratively practicable, but in no event later than thirty (30) days from the date of the Permissible Payment Event.

7.3.       Alternative Payment Methods. A Plan Participant entitled to payment for reasons other than death, Disability or Unforeseeable Emergency, may elect, instead of a lump-sum payment, to receive annual or quarterly installment payments as specified by the Plan Participant on the Deferral Election Form.

The Plan Participant may elect either the Variable Dollar Installment Method or the Fixed Dollar Installment Method for a period not to exceed thirty (30) years. Once installment payments begin under either method, they cannot be stopped, except in case of death, Disability or Unforeseeable Emergency. Under either method, the first payment to a Plan Participant shall be calculated as of last day of the calendar quarter that contains the Permissible Payment Event. This first payment shall be made to the Plan Participant as soon as administratively practicable thereafter, but in no event later than thirty (30) days after the end of the calendar quarter that contains the Permissible Payment Event. Subsequent payments shall be made within thirty (30) days of the close of future calendar quarters or years, consistent with the Plan Participant’s election of either quarterly or annual installments. As of December 31, 2006, Plan Participants receiving payments under either one of the alternative payment methods will continue to receive payments under the payment schedule existing on that date.

In no event shall a payment under the Fixed Dollar Installment Method relating to a Deferred Payment Account exceed the value of the Deferred Payment Account as of the last day of the calendar quarter immediately preceding the date of payment. If any balance credited to a Plan Participant’s Deferred Payment Account remains positive on the date 30 years from the date of the initial payment to the Plan Participant, then such remaining balance shall be paid to the Plan Participant as soon as practicable thereafter in a single lump sum payment.

The right to a series of installment payments with respect to post-2004 deferrals under the Plan shall be treated as a right to a series of separate payments.

7.4.       Death of Plan Participant. If the Plan Participant dies at any time before all amounts in his or her Deferred Payment Accounts have been paid, such remaining amounts shall be paid in a lump-sum to the Plan Participant’s Beneficiary(ies).

7.4.a.       Optional Payment Method upon Death for Post-2004 Deferrals. With respect to post-2004 deferrals under the Plan, a Plan Participant may elect for his or her spouse Beneficiary to receive any remaining installment payments due the Plan Participant at his or her death if all four of the following conditions are met:

(i)	The spouse was married to the Plan Participant at the time of the Plan Participant’s death.
(ii)	The spouse was designated as the sole Beneficiary under the Plan.

(iii)	At the time of the Plan Participant’s death, the timing and manner of distribution election in effect for such Plan Participant was one of the alternative payment methods described in Section 7.3 of the Plan.
(iv)	The Plan Participant had begun receiving installment payments described under Section 7.3 of the Plan at the time of his or her death.

An election under this Section 7.4.a must be made at least 12 months before the first scheduled payment under the Plan Participant’s current timing and manner of payment designation.

All installment payments made to a spouse Beneficiary under this section will be made under the same timing and manner of payment election made by the Plan Participant and in effect at the time of the Plan Participant’s death. No changes to the timing or manner of payment will be permitted.

If the spouse Beneficiary dies while there are still post-2004 account balances in the Plan, all remaining post-2004 account balances will be paid to the estate of the spouse Beneficiary as soon as administratively practicable, but in no event later than thirty (30) days from the date of the spouse Beneficiary’s death.

7.5.       Disability of Plan Participant. In the event the Plan Participant shall become Disabled before all amounts credited to the Plan Participant’s Deferred Payment Accounts have been paid to him or her, such remaining amounts shall be paid in a lump sum to the Plan Participant.

7.6.       Unforeseeable Emergency. If the Committee determines that the Plan Participant has an Unforeseeable Emergency, the Committee may make a lump sum payment to the Plan Participant from his or her Deferred Payment Account(s) in an amount not to exceed the amount necessary to satisfy the emergency need plus any taxes that may be owed on the payment. In the event the payment is less than the value of all of the Plan Participant’s Deferred Payment Accounts, the Deferred Payment Accounts shall be reduced proportionately so that, with respect to each such Fund, the ratio of the value of all Phantom Shares of the Fund to the value of the Deferred Payment Account shall remain the same before and after payment.

7.7.       Modification or Revocation for Post-2004 Deferrals. A Plan Participant’s designation as to timing and manner of payments of post-2004 deferrals under the Plan may be modified or revoked by filing a written election with the Administrator. Such designation will not be effective for at least 12 months. To be valid the new designation must (i) be made at least 12 months before the first scheduled payment under the current designation and (ii) delay the first payment by at least 5 years from the date the first payment would otherwise have been made under the current designation. No other modification of the designation as to the timing or manner of payment will be valid.

7.7.a. Special Transition Rule. Under U.S. Treasury transition relief that extends through December 31, 2008 (or such later date as may be included in further Treasury guidance) a Plan Participant may change the timing or manner of payment of post-2004 deferrals without regard to the limitations described in paragraph 7.7. A Plan Participant may not, however, change the timing of payment with respect to deferrals that would have been paid in the year that he or she uses the transition relief. Furthermore, a Plan Participant may not accelerate post-2004 deferrals into the year that he or she takes advantage of the transition relief.

7.8.       Modification or Revocation for Pre-2005 Deferrals. A Plan Participant’s designation as to timing and manner of payments of pre-2005 deferrals under the Plan may be modified or revoked by filing a written election with the Administrator. However, any subsequent designation that would result in a change in the timing of a payment under the Plan or a change in the manner of payments under the Plan shall not be effective unless such subsequent designation is made not less than 12 months prior to the date of the first scheduled payment under the Plan. With respect to such pre-2005 deferrals, the Committee may, in its sole discretion, accelerate the payment of any pre-2005 deferral.

8.       MISCELLANEOUS

8.1.       Purchase of Underlying Shares. To the extent a Plan Participant’s Deferred Payment Account has been credited with Phantom Shares of a Fund other than the Fund responsible for payment of the compensation being deferred, a Fund may, but shall not be obligated to, purchase and maintain Class F-2 shares of such other Fund in amounts equal in value to such Phantom Shares.

8.2.       Unsecured Promise to Pay. Amounts credited to a Plan Participant’s Deferred Payment Account under this Plan shall not be evidenced by any note or other security, funded or secured in any way. No assets of a Fund (including, without limitation, shares of other Funds) shall be segregated for the account of any Plan Participant (or Beneficiary), and Plan Participants (and Beneficiaries) shall be general unsecured creditors for payments due under the Plan.

8.3.       Withholding Taxes. The Administrator shall deduct, any federal, state or local taxes and other charges required by law to be withheld.

8.4.       Statements. The Administrator, on behalf of each Fund, shall furnish to each Plan Participant a statement showing the balance credited to his or her Deferred Payment Account at least annually.

8.5.       Assignment. No amount in a Plan Participant’s Deferred Payment Account may be assigned or transferred by the Plan Participant except by will or the law of descent and distribution.

8.6.           Governing Law; Severability. The Plan shall be construed, governed and administered in accordance with the laws and regulations of the United States Treasury Department and the State of California. The Plan is subject to applicable law and regulation and, in the event of changes in such law or regulation, shall be construed and applied in a manner in which the intent of its terms and provisions are best preserved. In the event that one or more provisions of the Plan are held invalid, illegal or unenforceable in any respect on the basis of any particular circumstances or in any jurisdiction, the validity, legality and enforceability of such provision or provisions under other circumstances or in other jurisdictions and of the remaining provisions shall not in any way be affected or impaired.

8.7.           Washington Management Corporation. Washington Management Corporation (“WMC”) provided services to the Washington Mutual Investors Fund, The Tax Exempt Fund of Maryland, and The Tax Exempt Fund of Virginia (collectively, the “WMC Funds”). WMC became a wholly-owned subsidiary of CRMC, effective as of December 21, 2012, and ceased to provide services to the WMC Funds after September 1, 2014.

The WMC Funds maintained the Deferred Compensation Plan for Independent Board Members of the WMC Funds (the “WMC Plan”). Effective as of March 21, 2013, each WMC Fund, by the affirmative vote of at least a majority of its Board (including a majority of its Board members who are not interested persons of the mutual fund), merged the WMC Plan into, and adopted, the Plan.

The terms of the Plan shall govern amounts deferred under the WMC Plan, provided that, in the case of a former participant in the WMC Plan, a reference to the terms of the Plan in effect on January 1, 2004 shall be deemed a reference to the terms of the WMC Plan in effect on January 1, 2004. The timing and form of payments of amounts deferred under the WMC Plan as well as elections to defer made under the terms of the WMC Plan shall not be affected by the merger. The terms of this Plan and the merger of the WMC Plan into the Plan are intended to comply with section 409A of the Code.